UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL

OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935

or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person Kim Tae-Ho (Last) (First) (Middle) Unit 606, 15 Kennedy St. (Street) Winnipeg, Man, R3C 3X5 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 07/31/2002	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) Not Applicable	4. Issuer Name and Ticker or Trading Symbol Secure Enterprise Solutions Inc. (OTC-SETP)
5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director _X_ 10% Owner _X_ Officer (give ___ Other title below) (specify below) C.E.O.	6. If Amendment, Date of Original (Month/Day/Year) Not Applicable	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by more than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Shares	6,155,769	D	N/A

Table II Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Date/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
N/A

Explanation of Responses:

/s/ August 6, 2002

Tae-Ho Kim Date

**Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.